EMERGING MARKETS HOLDINGS
                      309 Celtic Ct., Oviedo Florida 32765
                                Tel: 407 620 1063
                                Fax: 407 971 8468



                                  July 6, 2007

VIA EDGAR AND FACSIMILE
-----------------------
Mr. Ronald E. Alper
U.S. Securities and Exchange Commission
Division of Corporation Finance, AD-9
100 F Street, NE
Washington, D.C. 20549-3561

         Re:   Emerging Markets Holdings, Inc.
               Application for Withdrawal of Registration Statement on Form SB-2 SEC File No.: 333-130943
               Our File No.:  05-128/0002

Dear Mr. Alper:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act"), Emerging Markets Holdings, Inc. ("Company") respectfully requests and hereby applies for the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-130943), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed on January 10, 2006 and amended on May 26, 2006 and December 14, 2006, and has not been declared effective. Pursuant to the Registration Statement, the Company registered 500,000 shares of common stock.

     The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company did not sell any of its securities pursuant to the Registration Statement.

     The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

     Pursuant to Rule 457(p), the Company understands that the total filing fees associated with the Registration Statement may be offset against the total filing fee due for a subsequent registration statement.

     If you have any questions regarding this matter, please contact our counsel, Robert Q. Lee, Esq. of Greene & Lee, P.L, at 407-648-1700.

                                                 Very truly yours,

                                                 Emerging Markets Holdings, Inc.


                                                 By: /s/ Serguei Melnik
                                                     ------------------
                                                     Serguei Melnik, Chief
                                                     Financial Officer



cc:  Robert Q. Lee, Esq.